82-5206


RECEIVED
AUG 2 2 2003


BCE
Emergis


03029483

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act, 1990* (Newfoundland)

ITEM 1: REPORTING ISSUER

The name of the reporting issuer is BCE Emergis Inc. ("BCE Emergis"), the head office of which is located at 1155 René-Lévesque Blvd. West, Suite 2200, Montréal, (Québec) H3B 4T3

ITEM 2: DATE OF MATERIAL CHANGE

July 22, 2003

ITEM 3: PRESS RELEASE

A press release announcing the material change was issued by BCE Emergis on July 22, 2003 in Montreal, Québec. A copy of the press release is annexed hereto and forms an integral part hereof.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On July 22, 2003, BCE Emergis announced its quarterly financial results for the three-month period ended June 30, 2003 and revised revenue target range for 2003, and announced the appointment of Tony Gaffney, BCE Emergis' chief executive officer to its Board of Directors.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On July 22, 2003, BCE Emergis announced its quarterly financial results for the three-month period ended June 30, 2003. BCE Emergis reported sequential growth in both EBITDA and earnings.

BCE Emergis is maintaining its 2003 annual financial target ranges for EBITDA at $71 million to $85 million and for EPS at $0.20 to $0.28 per share. However, owing to the significant strengthening of the Canadian dollar relative to its U.S. counterpart since its financial targets were set in late 2002, and to lower revenue expectations in our eHealth (U.S.) business, the Company has revised its revenue target range for 2003 of $510 million to $550 million to $470 million to $490 million. As part of its business planning process for 2004 and beyond,

dw 8/26

the Company will review the impact of the revised revenue target range on its target revenue growth rates for 2003 to 2005.

As previously announced, Tony Gaffney, BCE Emergis' chief executive officer joined the Board of Directors on July 7, replacing Pierre Blouin. Blouin stepped down as CEO of BCE Emergis in May to become Group President, Consumer Markets at Bell Canada.

ITEM 6: RELIANCE/CONFIDENTIAL

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

Monique Mercier
Executive Vice President, Law and Corporate Secretary
(514) 868-2351

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED this 5th day of August, 2003

BCE EMERGIS INC.

(s) Monique Mercier

Monique Mercier
Executive Vice President, Law & Corporate Secretary

(s) John Sypnowich

John Sypnowich
General Counsel



News Release

BCE Emergis reports increased profitability for the second quarter 2003

- *Revenue of $124.0 million*
- *EBITDA of $19.9 million; margin at 16 per cent*
- *Net income of $5.9 million; EPS of $0.06*
- *Reiterating EBITDA, EPS target ranges for 2003*
- *Revising revenue target range for 2003*

Montréal, Québec (Canada) July 22, 2003—BCE Emergis Inc. (TSX: IFM), a leading North American eBusiness company, today announced its quarterly financial results for the three-month period ended June 30, 2003. The Company reported sequential growth in both EBITDA and earnings.

Total revenue for the second quarter came in at $124.0 million compared to $124.1 million for the first quarter 2003 and with $141.9 million for the second quarter 2002. On a sequential quarterly basis, growth in both eFinance and eHealth operations was offset by the impact of foreign exchange translation of U.S.-sourced revenue and by decreases in revenue from non-core products. Excluding the impact of the appreciation of the Canadian dollar since the end of 2002, the Company estimates that revenue for the quarter would have been $128.5 million or $4.5 million higher than that reported. The year-over-year decrease in revenue was due to lower non-core revenue, and to lower core revenue mainly as a result of the negative impact of foreign exchange.

Core revenue (which excludes revenue from the distribution agreement with Bell Canada for legacy products (Bell legacy contract) and other non-core and exited products) for the current period was $95.8 million compared with $94.4 million in the first quarter of 2003 and to $103.5 million in the second quarter of 2002.

Strong profit performance during the quarter more than offset the impact of foreign exchange on both EBITDA[1] and earnings. EBITDA came in at $19.9 million (16 per cent of revenue) compared to $18.3 million (15 per cent of revenue) in the first quarter of 2003 and with $11.4 million (8 per cent of revenue) in the corresponding period in 2002 (before restructuring and other charges). Net income for the second quarter 2003 was $5.9 million compared with $4.8 million in the first quarter 2003 and to $1.3 million in the second quarter 2002 (before restructuring and other charges). EPS was $0.06 per share compared to

[1] *EBITDA used in this quarterly report does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, other expenses or income and income taxes. No reconciliation is provided in the Interim Consolidated Statement of Earnings.*

$0.05 in the first quarter 2003 and with $0.01 in the second quarter 2002 (before restructuring and other charges). Reported net loss and LPS in the second quarter of 2002 were $(95.8) million and $(0.94), respectively.

"We continued to deliver solid financial results at the EBITDA and earnings level. And, we made progress in growing our core revenue base in both our eFinance and eHealth operations, though this growth is being masked by the strengthening Canadian dollar," declared Tony Gaffney, BCE Emergis chief executive officer. "Since my arrival in May, I have been impressed by the efforts on all fronts to drive core revenue growth and tightly control costs. We are continuing to see the results of these efforts."

REVENUE HIGHLIGHTS FOR THE QUARTER

Effective January 2003, the Company reorganized into two reporting units: *eHealth Solutions, North America* and *eFinance Solutions*. The objective of this reorganization was to align the operating structure with its major lines of business and the North American target market segments in which the Company operates. eHealth Solutions, North America includes the Company's American and Canadian eHealth businesses; eFinance Solutions regroups what had been previously defined as U.S. and Canadian business-unit activities (BCE Emergis-Canada and BCE Emergis-U.S.). Lines of business within eFinance Solutions are eBusiness Solutions, ePayment Solutions and eLending Solutions.

Three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 in millions of Canadian dollars:

	Q2 2003	Q1 2003	Q2 2002
Core eHealth Solutions	56.4	59.0	71.5
Core eFinance Solutions	39.4	35.4	32.0
Total core revenue	**95.8**	**94.4**	**103.5**
Non-core revenue	28.2	29.7	38.4
Total revenue	**124.0**	**124.1**	**141.9**

Following is an overview of revenue for the current quarter:

- Revenue totalled $124.0 million in the second quarter compared to $124.1 million in the first quarter of 2003 and with $141.9 million in the second quarter of 2002.
- Recurring revenue stood at $110.3 million or 89 per cent of total revenue compared with $128.1 million or 90 per cent of total revenue in the second quarter of 2002. Non-recurring revenue was $13.7 million compared to $13.8 million last year.
- U.S.-sourced revenue was 45 per cent of total revenue in the current quarter compared with 40 per cent in the corresponding quarter of 2002.
- Related party revenue was $25.6 million, or 21 per cent of total revenue, compared with $37.7 million, or 27 per cent of total revenue, in the second quarter of 2002.
- Core revenue for the period was $95.8 million compared with $94.4 million in the first quarter of 2003 due to a higher contribution from eFinance Solutions and from the Canadian operations of the eHealth Solutions group, partly offset by lower revenue from eHealth Solutions (U.S.) due to the impact of foreign exchange. Excluding the impact of the appreciation of the Canadian dollar since the end of last year, total core revenue would have reached approximately $100.3 million.

On a year-over-year basis, core revenue decreased from $103.5 million in the second quarter of 2002. The decrease was due mainly to the impact of a stronger Canadian dollar.

- Core recurring revenue was $83.1 million in the second quarter of 2003, compared to $83.7 million for the first quarter of 2003 and with $90.6 million for the second quarter of 2002. In the sequential quarterly comparison, increases in contributions from both business units were mostly offset by the impact of foreign exchange. The year-over-year decrease was due to a lower contribution from both eHealth Solutions and eFinance Solutions, with the impact of foreign exchange being the primary reason for decrease in both contributions.
- Total non-core revenue for the second quarter of 2003 was $28.2 million compared with $38.4 million in the second quarter of 2002, representing a decrease in overall revenue of $10.3 million year over year, of which $6.5 million related to the Bell legacy contract.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS

Six-month periods ended June 30, 2003 and 2002 in millions of Canadian dollars:

	6 months 2003	6 months 2002
Core eHealth Solutions	115.4	133.7
Core eFinance Solutions	74.8	59.4
Total core revenue	**190.2**	**193.1**
Non-core revenue	57.9	80.8
Total revenue	**248.1**	**273.9**

- Revenue totalled $248.1 million in the first half of 2003 compared with $273.9 million in the corresponding period in 2002, reflecting lower non-core revenue.
- Core revenue for the period was $190.2 million compared to $193.1 million in 2002. Increases in core eFinance Solutions revenue from all lines of business were offset by lower eHealth Solutions revenue due mainly to lower non-recurring revenue and to the impact of a stronger Canadian dollar.
- Core recurring revenue was $166.8 million in the first half of 2003 compared with $171.9 million in 2002. The year-over-year decrease was due to a lower contribution from eHealth Solutions, partly offset by higher eFinance Solutions revenue.
- EBITDA in the first half of 2003 was $38.2 million or 15 per cent of revenue, compared to negative EBITDA of $(9.1) million (before restructuring and other charges) in the prior year or negative 3 per cent of revenue. As a result of the streamlining of the Company's lines of business and a cost reduction program initiated in the second quarter of 2002, operating costs for the first half of 2003 were some $60.5 million lower than those reported in the first half of 2002 excluding restructuring and other charges.
- Net income for the six months was $10.7 million ($0.10 per share) compared to a net loss of $26.6 million ($(0.26) per share) before restructuring and other charges. Reported net loss for the first half of 2002 was $123.7 million ($(1.22) per share).

FINANCIAL POSITION AT JUNE 30

The Company continued to maintain a sound financial position with $102.9 million cash on hand as at June 30, 2003. In the last 12 months, the Company has generated $53.4 million in cash flow from operations.

OPERATING HIGHLIGHTS FOR THE QUARTER

"Gains were made in important areas of business this quarter while maintaining strict cost controls" stated Christian Trudeau, president and chief operating officer. "We will continue to review our product lines to ensure they continue to meet our operating performance targets and strategic objectives."

eFinance Solutions business unit

The unit saw 11 per cent sequential quarterly and 23 per cent year-over-year increases in core revenue as a result of higher contributions for its three main lines of business.

In ePayment Solutions, three new customers were signed on for Emergis® e-Invoicing for Receivables solution, bringing the total to 31. Also during the quarter, the Company launched a new solution, called Emergis® e-Invoicing for Payables, which targets large businesses seeking to streamline accounts payable cycles, reduce costs, improve vendor relationships and enhance cash management practices. The buyer-focused electronic invoice presentment and payment solution (EIPP) complements customers' existing EDI (Electronic Data Interchange) or ERP (Enterprise Resource Planning) investments, offering companies a means to not only receive invoices electronically, but also to facilitate dispute resolution and provide suppliers with a self-service view into the status of their invoices and payments. BCE Emergis is uniquely positioned to offer a comprehensive suite of EIPP solutions that addresses both sides of the buy and sell equation with a focus on adoption and that delivers a quick return on investment.

During the quarter, BCE Emergis delivered the next generation of functionality to the Visa Commerce global solution. The ePayment Solutions team is currently engaged in initial implementations in the United States.

In eLending Solutions, the Company continued to add new vendors of mortgage services and lenders to its Emergis® Vendor Services Exchange a secure, Web-based solution for real-time placement, receipt and management of settlement services, bringing the total to 11 national vendors and 30 lenders. The exchange was launched as a featured tool on Freddie Mac's loanprospector.com portal in December 2002. It is the first of a suite of solutions that leverage the company's eLending Solutions platform for end-to-end paperless loan fulfillment, closing and storage. Electronic closing services and electronic vault services, are moving into the pilot phase, completing our suite of eLending solutions and making the all-electronic mortgage a reality.

The eBusiness Solutions line of business was successful on a number of fronts in the e-government market during the quarter, delivering additional functionality to the Secure Channel initiative of the Government of Canada and making significant progress in developing provincial government opportunities.

eHealth Solutions business unit

In Canada, more than 200 clinics in Ontario that are connected to HealthLink Technologies' InTouch Practice Management System now have direct access to the electronic claims platform developed by BCE Emergis for Ontario's Workplace Safety and Insurance Board. BCE Emergis' agreement with HealthLink signed during the quarter and a similar arrangement announced earlier in the year with the Ontario Chiropractic Association have allowed the Company to gain significant traction, connecting providers to the WSIB platform and making it widely available and easily adoptable for them. eHealth Solutions (Canada) is looking to market its workers' compensation board platform to other provinces in Canada and to selected states south of the border.

In the United States, the unit strengthened its management team with the addition of two new executives in the medical management and network operations areas. Gregory Dykes becomes president of the Company's medical management subsidiary, National Health Services and David (Wally) Ward becomes senior vice-president of network operations and project management. Together, these two executives bring more than 50 years' experience in the managed care industry to BCE Emergis' leadership.

The Carpenters Health and Welfare Trust for Southern California joined the 38 other unions with access to health provider discounts through the Company's shared savings program and fee negotiation services. One of the largest unions in the United States, Carpenters adds some 22,000 eligible lives to BCE Emergis' cost containment network. In addition, the Company's network operations in Wisconsin significantly expanded with the addition of two major provider groups in the state.

BCE Emergis' eHealth Solutions (U.S.) unit became one of the first organizations earn the HIPAA Privacy Accreditation by URAC, a leading health care accrediting organization. This accreditation encompasses all of BCE Emergis' cost containment solutions in the United States. The Company proactively implemented HIPAA privacy compliance because it believes in the importance of safeguarding clients' personal health information and the ability of its solutions to meet national standards. HIPAA is The Health Insurance Portability and Accountability Act of 1996, U.S. Federal Government legislation that regulates the rights individuals have over their personal health information and how that information should be protected. HIPAA also provides for standardization of electronic health care transactions.

REVISED REVENUE TARGET RANGE FOR 2003

BCE Emergis is maintaining its 2003 annual financial target ranges for EBITDA at $71 million to $85 million and for EPS at $0.20 to $0.28 per share. However, owing to the significant strengthening of the Canadian dollar relative to its U.S. counterpart since its financial targets were set in late 2002, and to lower revenue expectations in our eHealth (U.S.) business, the Company has revised its revenue target range for 2003 of $510 million to $550 million to $470 million to $490 million. As part of its business planning process for 2004 and beyond, the Company will review the impact of the revised revenue target range on its target revenue growth rates for 2003 to 2005.

The impact of the stronger Canadian dollar has had a significantly lesser impact on EBITDA and EPS than it has had on revenue or operating expenses, since the Company's revenue and related operating expenses are for the most part geographically aligned. For each one-cent increase in the Canadian dollar relative to its U.S. counterpart, the Company estimates that its revenue decreases by approximately $1.5 million on an annual basis. In contrast, the estimated equivalent annual impact of a one-cent increase in the dollar on EBITDA is a decrease of approximately $0.3 million. If the dollar remains at recently experienced levels for the rest of the year, the overall impact of the stronger Canadian dollar since the end of last year will have reduced revenue for the year by some $26 million and EBITDA by some $6 million.

Concluded Gaffney: "We remain encouraged by our EBITDA and earnings performance so far this year and are redoubling our efforts to grow our core revenue base to mitigate the impacts of the stronger dollar."

TONY GAFFNEY APPOINTED TO THE BCE EMERGIS BOARD

As previously announced, Tony Gaffney, BCE Emergis' chief executive officer joined the Board of Directors on July 7, replacing Pierre Blouin. Blouin stepped down as CEO of BCE Emergis in May to become Group President, Consumer Markets at Bell Canada.

JULY 22, 2003 CONFERENCE CALL AND WEBCAST

The Company will hold a conference call and live webcast today, July 22, 2003, at 5:30 p.m., to discuss its financial results for the second quarter 2003. To participate, interested stakeholders can dial the following toll-free number, 1 800 273-9672; in Toronto, (416) 695-5806. The second quarter 2003 news release, as well as an additional information package, will be posted on www.emergis.com after 4:00 p.m. on Tuesday, July 22, 2003. The news release will also be available through CCNMatthews.

The instant replay of the webcast will begin at 7:30 p.m. on July 22, 2003 and be available during 48 hours. To listen, interested participants should dial the following toll-free number, 1 800 408-3053; in Toronto, (416) 695-5800. The access code is 1354508.

ABOUT BCE EMERGIS

BCE Emergis supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

For more information, visit the Company's web site at www.emergis.com.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; integration of past acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JULY 22, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:
John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com



Consolidated Statements of Earnings

(millions of Canadian dollars, except income (loss) per share and number of shares)	For the three month period ended June 30, 2003 (unaudited)	For the three month period ended June 30, 2002 (unaudited)	For the six month period ended June 30, 2003 (unaudited)	For the six month period ended June 30, 2002 (unaudited)
Revenue	124.0	141.9	248.1	273.9
Direct costs	27.2	32.8	52.7	65.3
Gross margin	96.8	109.1	195.4	208.6
Expenses				
Operations	41.5	45.9	84.3	99.0
Sales and marketing	12.1	16.1	24.0	38.6
Research and development, net	9.7	19.1	24.0	47.5
General and administrative	13.6	16.6	24.9	32.6
Restructuring and other charges (note 4)	-	119.0	-	119.0
	76.9	216.7	157.2	336.7
Earnings (loss) before under noted items	19.9	(107.6)	38.2	(128.1)
Depreciation	5.4	6.3	11.1	13.1
Amortization of intangibles	8.0	8.4	16.0	24.4
Interest income	(4.8)	(1.0)	(8.5)	(1.8)
Interest on long-term debt	1.2	1.0	2.3	2.1
(Gain) loss on sale of marketable securities and other assets	(1.2)	0.2	(1.2)	0.2
Loss (gain) on foreign exchange	0.7	(0.2)	0.7	-
Other	0.1	-	(0.2)	0.1
Income (loss) before income taxes	10.5	(122.3)	18.0	(166.2)
Income taxes				
Current	0.9	(0.8)	1.6	2.0
Future	3.7	(25.7)	5.7	(44.5)
	4.6	(26.5)	7.3	(42.5)
Net income (loss)	5.9	(95.8)	10.7	(123.7)
Basic income (loss) per share ($)	0.06	(0.94)	0.10	(1.22)
Diluted income (loss) per share ($) (note 3)	0.06	(0.94)	0.10	(1.22)
Weighted average number of shares outstanding used in computing basic income (loss) per share	101,978,223	101,391,021	101,943,164	101,364,799
Weighted average number of shares outstanding used in computing diluted income (loss) per share	104,835,135	101,391,021	104,815,216	101,364,799

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.



Consolidated Statements of Deficit

(millions of Canadian dollars)	For the six month period ended June 30, 2003	For the six month period ended June 30, 2002
	(unaudited)	(unaudited)
Deficit - beginning of period	(1,080.1)	(786.4)
Adjustment related to the adoption of new accounting recommendations relating to goodwill and other intangible assets		(183.4)
Net income (loss)	10.7	(123.7)
Deficit - end of period	(1,069.4)	(1,093.5)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.



Consolidated Balance Sheets

(millions of Canadian dollars)	As at June 30, 2003 (unaudited)	As at December 31, 2002 (audited)
ASSETS		
Current		
Cash and cash equivalents	102.9	107.0
Accounts receivable	44.5	57.8
Future income taxes (note 7)	5.3	7.5
Other current assets	20.6	10.4
	173.3	182.7
Fixed assets	46.1	46.9
Intangible assets	65.2	87.0
Goodwill	253.1	291.2
Future income taxes	120.3	131.4
Other long-term assets	64.7	74.0
	722.7	813.2
LIABILITIES		
Current		
Accounts payable and accrued liabilities	101.2	120.2
Deferred revenue	11.9	22.1
Current portion of long-term debt	26.0	26.1
	139.1	168.4
Deferred credits and other	5.9	7.0
Long-term debt	32.8	35.9
	177.8	211.3
SHAREHOLDERS' EQUITY (note 5)		
Capital stock	1,562.6	1,562.6
Contributed surplus	64.2	64.2
Deficit	(1,069.4)	(1,080.1)
Foreign currency translation adjustment	(12.5)	55.2
	544.9	601.9
	722.7	813.2

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.



Consolidated Statements of Cash Flows

(millions of Canadian dollars)	For the three month period ended June 30, 2003 (unaudited)	For the three month period ended June 30, 2002 (unaudited)	For the six month period ended June 30, 2003 (unaudited)	For the six month period ended June 30, 2002 (unaudited)
Operating activities				
Net income (loss)	5.9	(95.8)	10.7	(123.7)
Depreciation and amortization	13.4	14.7	27.1	37.5
(Gain) loss on sale of marketable securities and other assets	(1.2)	0.2	(1.2)	0.2
Future income taxes	3.7	(25.7)	5.7	(44.5)
Non-cash portion of restructuring and other charges (note 4)	0.4	67.2	0.4	67.2
Other	(1.2)	(0.7)	(0.4)	0.1
Changes in working capital	(14.9)	49.3	(24.0)	43.3
Cash flows from (used for) operating activities	6.1	9.2	18.3	(19.9)
Investing activities				
Additions to capital assets	(1.9)	(3.3)	(5.4)	(8.4)
Acquisitions	-	(24.2)	-	(24.9)
Proceeds on sale of marketable securities and other assets	1.2	-	1.2	2.1
Loan receivable	-	0.4	-	0.7
Cash flows used for investing activities	(0.7)	(27.1)	(4.2)	(30.5)
Financing activities				
Repayment of long-term debt	(6.6)	(5.9)	(12.7)	(11.9)
Issue of common shares	-	-	-	0.4
Cash flows used for financing activities	(6.6)	(5.9)	(12.7)	(11.5)
Foreign exchange loss on cash held in foreign currencies	(2.8)	(0.4)	(5.5)	(0.4)
Cash and cash equivalents				
Decrease	(4.0)	(24.2)	(4.1)	(62.3)
Balance, beginning of period	106.9	145.2	107.0	183.3
Balance, end of period	102.9	121.0	102.9	121.0
Supplemental disclosure of cash flow information				
Interest paid	1.4	1.0	2.1	2.1
Income taxes paid	1.7	3.0	2.2	7.3
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	7.6	1.1	9.0	4.7
Common shares issued	2.5	-	2.5	-

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2003

(In millions of Canadian dollars except share data) (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2002, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002, as set out in the 2002 Annual Report.

1. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of BCE Emergis have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform with the current period's presentation.

Fixed assets

The Company reviewed the useful lives of certain of its fixed assets. As a result, effective January 1, 2003, the useful life of certain computer equipment and assets under capital lease have been extended from three years to a maximum of five years. This change in estimate has been accounted for prospectively since January 1, 2003 with no restatement of prior period amounts. The impact of this change in estimate resulted in a $0.5 million and $1.0 million reduction in depreciation expense for the three-month and six-month periods ended June 30, 2003, respectively.

Disclosure of Guarantees

Effective January 1, 2003, the Company adopted Accounting Guideline 14 (AcG-14) Disclosure of guarantees. The purpose of this Guideline is to improve the transparency of the guarantor's disclosures relating to obligations and risks arising from guarantees given regardless of whether it will have to make payments under the guarantees. Disclosure of this new accounting guideline has been provided in note 8 to the interim financial statements.

Disposal of long-lived assets and discontinued operations

Effective May 1, 2003, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook, section 3475, Disposal of long-lived assets and discontinued operations. This section provides guidance on recognizing, measuring, presenting, and disclosing long-lived assets to be disposed of. This section also replaces the disposal provisions in Section 3061, Property, plant and equipment, and Section 3475, Discontinued operations. This section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at its fair value less disposal costs. The section also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets. This section came into effect for disposal activities started on or after May 1, 2003. The adoption of these requirements had no impact on the interim financial statements.

Future accounting changes

The CICA issued new Handbook Section 3063, Impairment of long-lived assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, plant and equipment. Effective January 1, 2004, the Company will adopt the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. Management does not expect the adoption of this new standard to have a significant impact on the financial statements.

(In millions of Canadian dollars except share data) (unaudited)

2. Stock-based Compensation

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. In accordance with Handbook Section 3870, the Company has elected to continue to account for employee stock options by measuring compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The total number of outstanding stock options granted to employees and included in note 5 was 6,076,138 as at June 30, 2003.

The following outlines the impact and underlying assumptions had the Company used the fair value based method of accounting for awards granted on or after January 1, 2002 to determine the compensation cost for the Company's stock-based employee compensation plans.

	For the three-month period ended June 30		For the six-month period ended June 30	
	2003	2002	2003	2002
Net income (loss), as reported ($ millions)	5.9	(95.8)	10.7	(123.7)
Adjustment to net income (loss) ($ millions)	(1.8)	(3.7)	(3.6)	(4.1)
Pro forma net income (loss) ($ millions)	4.1	(99.5)	7.1	(127.8)
Pro forma basic and diluted income (loss) per share ($)	0.04	(0.98)	0.07	(1.26)
Assumptions used in the Black-Scholes option pricing model for awards granted during the period:				
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	75.0%	89.4%	75.0%	96.7%
Risk-free interest rate	3.75%	4.11%	3.92%	4.46%
Expected life (years)	4	4	4	4
Weighted-average grant date fair value ($)	4.35	17.42	4.39	20.12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2003

(In millions of Canadian dollars except share data) (unaudited)

3. Net income per share

The reconciliation of diluted income per share in the current period is presented below:

	For the three-month period ended June 30, 2003			For the six-month period ended June, 2003		
	Net income ($ millions) (numerator)	**Number of shares (denominator)**	**Per share amount ($)**	**Net income ($ millions) (numerator)**	**Number of shares (denominator)**	**Per share amount ($)**
Net income attributable to common shareholders	5.9	101,978,223	0.06	10.7	101,943,164	0.10
Dilutive options		59,300			74,440	
Dilutive common shares to be issued related to acquisitions		2,797,612			2,797,612	
Net income attributable to common shareholders and assumed conversions	5.9	104,835,135	0.06	10.7	104,815,216	0.10

For the following periods, no dilution impact was calculated due to the net loss incurred in the period. The following securities were excluded from the computation of dilutive net loss per share as their effect would have been antidilutive. Such securities consist of the following:

(number of shares)	For the three-month period ended June 30, 2002	For the six-month period ended June 30, 2002
Options	7,072,033	7,072,033
Warrants	1,650,000	1,650,000
Common shares to be issued related to acquisitions	10,211,194	10,211,194

4. Restructuring and Other Charges

In April 2002, the Company announced its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. Concurrent with the focus on key areas of growth, the Company developed a restructuring program to streamline its service offerings and reduce its operating cost structure. A review of the product suite identified services that were considered non-core and that the Company has exited or plans to exit. In addition, in light of the announcement, the Company re-evaluated the carrying value of certain assets. As at June 30, 2003 this restructuring process is complete. This review and evaluation resulted in a pre-tax charge to earnings totaling $116.8 million for the year ended December 31, 2002. The charge included restructuring charges totaling $92.5 million, and other charges (asset write-downs) totaling $24.3 million. Included in other charges was a write-down of the intangible asset related to the e-route acquisition in April, 2002. The restructuring charge included cash charges totaling $44.2 million and asset write-downs related to exited product lines in the amount of $48.3 million. The cash charge includes employee severance and other employee costs, contract settlements and costs related to leased premises no longer in use, net of recoveries.

As part of the restructuring, the net proceeds received from the sale of the assets of its news wire services (eNews) and proceeds received upon the liquidation of a company accounted for as a portfolio investment were recorded against restructuring charges.

(In millions of Canadian dollars except share data) (unaudited)

4. Restructuring and Other Charges (continued)

Also, as part of the restructuring, the proceeds receivable on the sale of the assets of its Canadian medical management business (Assure Health Management) were recorded against the restructuring charge in June 2003. No gain or loss was recorded on the sale of these assets.

At June 30, 2003, the remaining unpaid balance of the restructuring provision was $12.9 million of which $8.3 million is included in accounts payable and accrued liabilities, and $4.6 million in deferred credits and other.

5. Equity Components

The stated capital stock as at June 30, 2003 is detailed as follows:

	Number of shares	Issued and fully paid ($ millions)	Not issued and not fully paid ($ millions)	Options issued as part of acquisition ($ millions)
Balance at January 1, 2003	101,896,418	1,514.0	34.0	14.6
Issue of common shares (a)	2,938	-	-	-
Issue of common shares (b)	319,672	2.5	(2.5)	-
Balance at June 30, 2003	102,219,028	1,516.5	31.5	14.6

(a) 2,938 stock options were exercised to purchase 2,938 common shares for cash consideration of $2 thousand.

(b) During the period 319,672 common shares for a value of $2.5 million were issued representing the first instalment in relation to the second of three anniversary payments relating to the AHC acquisition in June 2001 as per a new agreement entered into June 2003. This new agreement splits the second anniversary payment into 4 equal monthly instalments which commenced in June 2003. All other conditions pertaining to this new agreement have remained unchanged.

Stock option plans:

Stock option plans for common shares at prices ranging from $0.44 to $172.80 per share and expiry dates up to 2010 — 6,206,138 options

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2003

(In millions of Canadian dollars except share data) (unaudited)

5. Equity Components (continued)

Warrants:

From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

The following table summarizes warrant activity:

June 30, 2003	Number of warrants outstanding (1)	Number of warrants exercisable (1)	Exercise price of warrants exercisable
Outstanding – January 1, 2003	900,000	550,000	$59.20
Expiration of Warrants (2)	(250,000)	(250,000)	$73.55
Outstanding – June 30, 2003	650,000	300,000	$47.24

(1) Warrants are convertible into common shares of the Company on a 1:1 basis.

(2) The warrants granted to shareholders of a company in which BCE Emergis had an investment accounted for as a portfolio investment were extinguished due to the liquidation of this company in 2002. The remaining 250,000 warrants expired during the first quarter as a result of the termination of contractual relationships with that company.

The non-exercised warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at this time and expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

6. Operating Segment Information

The Company focuses its activities in two business units (eHealth Solutions and eFinance Solutions), offering a full suite of products to companies in transaction-intensive, financial services and health sectors. The following table shows the activities of each of the two business units:

For the three-month period ended June 30 ($ millions)

	eFinance Solutions		eHealth Solutions		Total	
	2003	2002	2003	2002	2003	2002
Revenues	64.4	65.5	59.6	76.4	124.0	141.9
Direct costs	17.9	22.9	9.3	9.9	27.2	32.8
Gross margin	46.5	42.6	50.3	66.5	96.8	109.1
Goodwill as at June 30	15.6	17.2	237.5	263.9	253.1	281.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2003

(In millions of Canadian dollars except share data) (unaudited)

6. Operating Segment Information (continued)

	For the six-month period ended June 30 ($ millions)					
	eFinance Solutions		eHealth Solutions		Total	
	2003	2002	2003	2002	2003	2002
Revenues	126.0	130.4	122.1	143.5	248.1	273.9
Direct costs	33.9	46.7	18.8	18.6	52.7	65.3
Gross margin	92.1	83.7	103.3	124.9	195.4	208.6
Goodwill as at June 30	15.6	17.2	237.5	263.9	253.1	281.1

The goodwill in 2002 was restated due to the transitional impairment of $183.4 million charged to opening retained earnings in 2002.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The following table sets out certain geographical information relative to the Company which differs from the business units of the Company:

	Three-month period ended June 30		Six-month period ended June 30	
Revenue ($ millions)	**2003**	**2002**	**2003**	**2002**
Canada	68.1	84.8	135.7	163.1
United States	55.9	57.1	112.4	110.8
Total	**124.0**	**141.9**	**248.1**	**273.9**

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2003

(In millions of Canadian dollars except share data) (unaudited)

7. Related Party Information

The following transactions occurred in the normal course of operations with BCE Inc., the parent company, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties:

	Three-month period ended June 30 ($ millions)		Six-month period ended June 30 ($ millions)	
	2003	2002	2003	2002
Revenue [(a)]	25.6	37.7	50.0	76.6
Direct costs	16.7	21.2	33.3	44.7
Expenses	13.9	13.8	28.3	29.0
Interest income	4.2	-	7.3	-

(a) Includes services for resale to third parties and for internal use.

As part of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company derives revenue from Bell Canada and directly from other customers with Bell Canada acting as an agent. Included in related party revenue is the amount derived directly from Bell Canada in the amount of $12.8 million $(14.5 million) and $24.4 million $(33.6 million) for the three and six-month periods ended June 30, 2003 (2002), respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as an agent is $12.3 million $(17.1 million) and $26.5 million $(33.1 million) for the three and six-month periods ended June 30, 2003 (2002).

Included in direct costs and expenses is $20.9 million $(26.4 million) and $42.5 $(55.3 million) for the three and six-month periods ended June 30, 2003 (2002) related to the extended service agreement signed with BCE Nexxia in 2001.

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control:

	As at June 30, 2003 ($ millions)	As at December 31, 2002 ($ millions)
Accounts receivable	12.6	28.1
Other current assets	7.3	-
Accounts payable and accrued liabilities	51.1	53.7
Deferred revenue	8.1	6.2
Long term debt	-	0.1

From time to time the Company undertakes short-term investments with BCE Inc., and other companies in the BCE group, in order to benefit from preferential interest rates. As at June 30, 2003 the Company had no amount invested with the BCE Group ($90.0 million, repayable on demand and bearing interest of Canadian prime less 1.85% as at June 30, 2002).

(In millions of Canadian dollars except share data) (unaudited)

7. Related Party Information (continued)

Tax loss monetization structure

As part of a tax loss consolidation strategy, the Company recorded accrued interest income of $13.9 million and $24.1 million for the three and six-month periods ended June 30, 2003. The Company also incurred accrued interest expense of $9.7 million and $16.8 million for the three and six-month periods ended June 30, 2003. For income tax purposes, the $13.9 million and $24.1 million of interest income for the three and six-month periods ended June 30, 2003 increase the taxable income of the Company and accelerate the use of the Company's tax attributes resulting in $4.3 million and $7.4 million reductions in future income tax assets in Canada for the three and six-month periods ended June 30, 2003.

The net interest amounts of $4.2 million and $7.3 million for the three and six-month periods ended June 30, 2003 have been recorded as interest revenue and are included in other current assets on the balance sheet. The accrued interest income and accrued interest expense are to be received and paid, respectively, on the last business day of February 2004.

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan at a rate of interest equal to 5.567%. The loan is unsecured and subordinated, is payable on demand and may be repaid at any time.

A wholly owned subsidiary of the Company then issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares are non-voting, cumulative, redeemable and retractable at any time. They currently pay a dividend of 3.870% per annum. The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares are reset at the beginning of each year. Subsequently, the wholly owned subsidiary loaned the preferred share issue proceeds of $1.0 billion to its parent company, on an interest-free basis. This loan is payable on demand and may be repaid at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party may terminate these agreements at any time.

The Company has the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada and intends to do so. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares have been presented on a net basis.

8. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of an indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services and licenses.

These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.

8. Guarantees (continued)

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for the resolution of contingent liabilities of the disposed businesses or assets or the reassessment of prior tax filings of the corporations carrying on the business. The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure, under these guarantees represented a cumulative amount of approximately $121.0 million. However, based on the Company's experience, the Company believes that any potential payment will not be significant.

During the course of our operations, the Company provides indemnification agreements to counterparties in transactions such as the sale of services, purchase and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparty as a consequence of the agreement. The term of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevent the Company from making a reasonable estimate of the maximum potential amounts that the Company could be required to pay the counterparties. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnification agreements.



Management's discussion and analysis of financial condition and results of operations for the quarter ended June 30, 2003

Management's discussion and analysis (MD&A) provides a review of the performance of our Company and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the second quarter of 2003 and 2002 and, the MD&A in the 2002 Annual Report including the section on risks and uncertainties, and with the audited consolidated financial statements for 2002 and notes thereto in the 2002 Annual Report. The risk factors set out in our MD&A in the 2002 Annual Report and in our 2002 Annual Information Form filed with Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles. All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" or the "Company" we mean BCE Emergis Inc. and its subsidiaries.

Highlights

Consolidated statements of earnings

Three-month period ended June 30, 2003, compared with the three-month period ended June 30, 2002

- 13% decrease in total revenue; 14% decrease in recurring revenue and a 1% decrease in non-recurring revenue
- Total core revenue decreased by 7% mainly due to the negative impact of the foreign exchange rate between the U.S. and Canadian currencies
- 89% of revenue was recurring, down slightly from 90% in 2002
- 45% of revenue was U.S.-sourced revenue, up from 40% in 2002
- Percentage of related-party revenue down from 27% in 2002 to 21% in 2003
- *"Earnings before under-noted items"*[1] increased to $19.9million in 2003 from $11.4 million in 2002 (before restructuring and other charges)
- Net income at $5.9 million or $0.06 per share compared to a net loss of $95.8million or $(0.94) per share in 2002 (or net income of $1.3million or $0.01 before restructuring and other charges)

Six-month period ended June 30, 2003, compared with the six-month period ended June 30, 2002

- 9% decrease in total revenue; 11% decrease in recurring revenue and a 7% increase of non-recurring revenue
- Total core revenue decreased by 2% mainly due to the negative impact of the foreign exchange rate between the U.S. and Canadian currencies
- 90% of revenue was recurring, down slightly from 91% in 2002
- 45% of revenue was U.S. sourced revenue, up from 40% in 2002
- Percentage of related-party revenue down from 28% in 2002 to 20% in 2003
- *"Earnings before under-noted items"* increased to $38.2 million from a loss of $(9.1) million in 2002 (before restructuring and other charges)
- Net income of $10.7million or $0.10 per share for the current period compared to a net loss of $(123.7) million or $(1.22) per share in 2002 (or a net loss of $(26.6) million or $(0.26) before restructuring and other charges)

[1] As presented in our interim financial statements of June 30, 2003

Consolidated balance sheets

June 30, 2003, compared with December 31, 2002

- Cash and temporary cash investments decreased by $4.1 million, principally due to foreign currency translation
- $13.3 million decrease in accounts receivable, due principally to foreign currency translation
- $19.9 million increase in working capital to $34.2 million
- $67.7 million decrease in foreign currency translation adjustment between the U.S. and Canadian currencies

Consolidated statements of cash flows

Three-month period ended June 30, 2003, compared with the three-month period ended June 30, 2002

Cash flow from operating activities decreased by $3.1 million.

Six-month period ended June 30, 2003, compared to the six-month period ended June 30, 2002

- Cash flow from operating activities decreased by $38.2million.

Corporate structure change

As of January 1, 2003, we changed our corporate structure to reflect our vertical industry focus across North America in the financial services and health sectors. As a result, BCE Emergis – Canada, and BCE Emergis – United States, have been combined to form the *eFinance Solutions* business unit. This unit includes the following lines of business: eLending solutions, ePayment solutions, and eBusiness solutions, including the Bell Canada distribution channel. The *eHealth Solutions Group, North America*, business unit has remained substantially unchanged. We have restated comparative results to reflect this.

Revenue

Total revenue, includes core and non-core revenue, by business unit. Non-core revenue includes the Bell Canada legacy contract*, as well as revenue from other non-core and exited products.

The three-year distribution agreement with Bell Canada for legacy products extended in September 2001.

Three-month period ended June 30, 2003, compared with the three-month period ended June 30, 2002

	2003 (in $ millions)				2002 (in $ millions)			
	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Core eFinance Solutions	27.7	11.7	39.4	32	28.4	3.6	32.0	22
Non-core eFinance Solutions	24.0	1.0	25.0	20	32.6	0.9	33.5	24
eFinance Solutions	**51.7**	**12.7**	**64.4**	**52**	**61.0**	**4.5**	**65.5**	**46**
Core eHealth Solutions	55.4	1.0	56.4	45	62.2	9.3	71.5	50
Non-core eHealth Solutions	3.2	-	3.2	3	4.9	-	4.9	4
eHealth Solutions	**58.6**	**1.0**	**59.6**	**48**	**67.1**	**9.3**	**76.4**	**54**
Total core revenue	83.1	12.7	95.8	77	90.6	12.9	103.5	73
Total non-core	27.2	1.0	28.2	23	37.5	0.9	38.4	27
Total revenue	**110.3**	**13.7**	**124.0**	**100**	**128.1**	**13.8**	**141.9**	**100**

For the three-month period ended June 30, 2003, total revenue amounted to $124.0 million, compared with $141.9 million for the same period in the previous year, representing a 13% decrease due to lower non-core revenue and to lower core revenue mainly as a result of a $5.0 million negative impact of the foreign exchange rate on our U.S.-sourced revenue.

Total core revenue for the period was $95.8 million compared with $103.5 million in the same period in 2002, representing a decrease of $7.7 million or 7%. This was mainly due to a $7.5 million decrease in core recurring revenue.

Total non-core revenue for the period was $28.2 million compared with $38.4 million in the same period in 2002, resulting in a revenue decrease of $10.2 million. Non-core revenue includes revenue from the Bell Canada legacy contract, which generated $25.1 million for the current period representing a decrease of $6.5 million from such revenue in the prior period, and other non-core and exited products totalling $3.1 million which represents a decrease of $3.7 million from such revenue in the prior period.

U.S.-sourced revenue represented 21% of total eFinance Solutions revenue and 71% of eHealth Solutions revenue.

Recurring / non-recurring revenue

Effective January 1, 2003, we modified the definition of recurring and non-recurring revenue and reclassified certain types of revenue generated by the sale of services or products. Certain types of revenue related to multiple element arrangements or contracts, such as fees for professional services and activations, as well as initial software license fees which are recognized pursuant to GAAP over the life of the contract, are now reported as recurring revenue. In prior years, such revenue was reported as non-recurring. The impact of this change on prior years' revenue and on revenue in the same quarter in 2002 is not significant.

Recurring revenue for the current period totalled $110.3million, or 89% of total revenue compared with $128.1 million, or 90% of total revenue for the same period in 2002. Core recurring revenue amounted to $83.1 million for the current period compared with $90.6 million, representing a $7.5 million decrease. This decrease was the result of eHealth Solutions' core recurring revenue which decreased by $6.8 million compared with last year, resulting from the U.S. operations' lower contribution, as well as the negative impact of foreign exchange. This was partly offset by higher contributions from eHealth Solutions (Canada).

Non-recurring revenue amounted to $13.7million (11% of total revenue) in the current period compared with $13.8 million (10% of total revenue) during the same period last year. Core non-recurring revenue was $12.7million during the current period, a level similar to that reported last year. Revenue from the implementation of mortgage lenders and service vendors from our eLending business line in the U.S. was the main contributor to non-recurring revenue in the second quarter 2003. In the second quarter 2002, the main source of non-recurring revenue was related to work performed for the Workplace Safety and Insurance Board of Ontario (WSIB).

Related-party revenue

Our related-party revenue from the BCE group represented $25.6 million for the current period, compared with $37.7million for the same period last year, or 21% and 27% of total revenue, respectively. This net decrease is mainly due to the fixed revenue reduction related to the Bell Canada legacy contract, as well as lower revenue from professional services.

In the current quarter, a tax monetization structure with Bell Canada generated additional net interest income of $4.2 million and a provision (deferred) for income taxes in the amount of $4.3 million for a net impact of $(0.1) million on net income. Further details of this structure are described in *Note 7* to the *interim financial statements*.

Revenue by business unit

eFinance Solutions

This unit's overall revenue slightly decreased to $64.4million from $65.5million for the same quarter last year. This unit's core revenue was $39.4million in 2003 compared to $32.0million in 2002 representing an increase of $7.4million or 23% compared with last year's figure.

Core recurring revenue amounted to $27.7million for the current quarter compared with $28.4million in 2002, representing a decrease of $0.7 million or 2% compared to the same period last year mainly due to the negative impact of the foreign exchange rate.

Core non-recurring revenue increased by $8.1 million, from $3.6million in 2002 to $11.7million in 2003. This increase was mainly due to non-recurring revenue from professional services rendered by our eLending business in the U.S.

Lines of business

- *eBusiness Solutions* – Core revenue from this line of business (substantially the former *BCE Emergis - Canada*) decreased slightly by 6% compared with the same period last year due to a decrease in transactions on our P.O.S. services network and lower non-recurring revenue.

- *ePayment Solutions* – This line of business includes our Visa Commerce and eInvoicing solutions. Core revenue from this line increased by 31% compared with the same period last year due to the growth of non-recurring revenue from professional services, and growth in recurring revenue. Core recurring revenue grew by 19% excluding the negative impact of foreign exchange rate.

- *eLending Solutions* - This line of business includes our eLending services in the U.S. and in Canada. Core revenue from the line increased 197% compared with the second quarter of 2002. Substantially all of the current quarter's revenue represented non-recurring professional service fees related to the implementation of mortgage service vendors and lenders on the U.S. eLending platform. In 2003, non-recurring revenue is expected to remain a significant part of the total revenue of this line of business.

eHealth Solutions, North America

This unit generated revenue of $59.6 million, or 48% of total revenue during the current period compared with $76.4 million, or 54% of total revenue for the same period in 2002. Core revenue was $56.4 million for the current period, compared with $71.5 million for the same period in 2002.

Core recurring revenue decreased to $55.4 million from $62.2 million for the same quarter last year representing a lower contribution of eHealth Solutions (U.S.). Core non-recurring revenue amounted to $1.0 million for the current quarter compared with $9.3 million for the same period last year. The majority of the core non-recurring revenue was generated by eHealth Solutions (Canada) from the WSIB project.

Lines of business

- *eHealth Solutions (Canada)* - This line of business showed a 24% increase in core recurring revenue, principally due to an increase in claims volume related to our initiative with the WSIB. Non-recurring revenue decreased significantly. For the second quarter of 2002, WSIB generated significant professional fees, which represented most of the non-recurring revenue for that period.

- eHealth Solutions (U.S.) - Revenue of this line of business decreased compared with the second quarter of 2002 mainly as a result of the non-renewal of two customer contracts, ending in July 2002 and April 2003, respectively, and from the negative impact of the foreign exchange rate on U.S.-sourced revenue. The total revenue decreased by U.S. $3.3 million compared to the same period last year.

Six-month period ended June 30, 2003, compared with the six-month period ended June 30, 2002

	2003 (in $ millions)				2002 (in $ millions)			
	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Core eFinance Solutions	53.3	21.5	74.8	30	49.4	10.0	59.4	22
Non-core eFinance Solutions	49.2	2.0	51.2	21	68.5	2.5	71.0	26
eFinance Solutions	**102.5**	**23.5**	**126.0**	**51**	**117.9**	**12.5**	**130.4**	**48**
Core eHealth Solutions	113.5	1.9	115.4	46	122.5	11.2	133.7	48
Non-core eHealth Solutions	6.7	-	6.7	3	9.8	-	9.8	4
eHealth Solutions	**120.2**	**1.9**	**122.1**	**49**	**132.3**	**11.2**	**143.5**	**52**
Total core revenue	166.8	23.4	190.2	77	171.9	21.2	193.1	71
Total non-core	55.9	2.0	57.9	23	78.3	2.5	80.8	29
Total revenue	**222.7**	**25.4**	**248.1**	**100**	**250.2**	**23.7**	**273.9**	**100**

For the six-month period ended June 30, 2003, total revenue was at $248.1 million compared with $273.9 million for the same period last year, representing a 9% decrease was due to lower non-core revenue and to lower core revenue mainly as a result of a $7.1 million negative impact of foreign exchange on our U.S.-sourced revenue.

After six months in 2003, total core revenue amounted to $190.2 million compared to $193.1 million for the same period in 2002, representing a $2.9 million decrease. The $2.9 million decrease was comprised of a $5.1 million decrease in core recurring revenue, partly offset by a $2.2 million increase in core non-recurring revenue. A decrease in eHealth Solutions core revenue was partly offset by growth in eFinance Solutions.

Total non-core revenue was $57.9 million for the first six months in 2003 compared with $80.8 million in 2002, resulting in a decrease of $22.9 million. Non-core revenue includes revenue from the Bell Canada legacy contract, which generated $50.9 million for the first six months of 2003 representing a decrease of $15.8 million from the same period last year. Other non-core and exited product revenue amounted to $7.0 million representing a decrease of $7.1 million from the same period last year.

U.S.-sourced revenue represented 20% of total eFinance Solutions revenue and 72% of eHealth Solutions revenue.

Recurring / non-recurring revenue

Recurring revenue for the current period totalled $222.7 million, or 90% of total revenue compared with $250.2 million, or 91% of total revenue for the same period in 2002. Core recurring revenue amounted to $166.8 million for the current period compared with $171.9 million, representing a $5.1 million decrease. Core recurring revenue for eFinance Solutions increased by $3.9 million or 8% mainly as a result of new revenue under existing contracts in the eBusiness Solutions and ePayment Solutions business lines. Core recurring revenue for eHealth Solutions decreased by $9.0 million compared with last year as a result of a lower contribution from U.S. operations and the negative impact of foreign exchange, slightly offset by a higher contribution from the Canadian operations of the business unit.

Non-recurring revenue amounted to $25.4 million (10% of total revenue) in the current period, compared with $23.7 million (9% of total revenue) during the same period last year. Revenue from the implementation of mortgage lenders and service vendors on our eLending business line in the U.S. was the main contributor to non-recurring revenue in the first half of 2003. In the first half of 2002, the main source of non-recurring revenue was related to work performed for the Ontario WSIB and the Secure Channel project with the Government of Canada.

Related-party revenue

Our related-party revenue from the BCE group was $50.0 million for the first six months of 2003, compared with $76.6 million for the same period last year, representing 20% and 28% of total revenue, respectively. This decrease is mainly due to a reduction in fixed revenue under the Bell Canada legacy contract, as well as to lower non-recurring revenue from professional services.

A tax monetization structure with Bell Canada generated additional net interest income of $7.3 million and a provision (deferred) for income taxes in the amount of $7.5 million for a net impact of $(0.2) million on net income for the six-month period ended on June 30, 2003.

Revenue by business unit

eFinance Solutions

This unit's overall revenue decreased to $126.0million for the first six months of 2003 from $130.4 million for the same six months of last year. This unit's core revenue was $74.8million in 2003 compared to $59.4 million in 2002 representing an increase of $15.4 million or 26% compared with last year's figure.

Core recurring revenue amounted to $53.3 million for the first six months compared with $49.4million in 2002, representing an increase of $3.9million or 8% compared to the same period last year due to the growth of our core products.

Core non-recurring revenue increased by $11.5 million, from $10.0 million in 2002 to $21.5million in 2003. This increase was mainly due to professional services rendered by our eLending business in the U.S.

Lines of business

- eBusiness Solutions – Core revenue from this line of business decreased by 2% compared to the same period in 2002. The decrease was related mainly to non-recurring revenue. In 2002, the revenue from professional services related to the Secure Channel project was the main generator of non-recurring revenue.

- *ePayment Solutions* - Core revenue from this line of business increased by 44% compared with the same period last year due to the start of minimum payments from Visa in the second quarter of 2002 and to the continued adoption of our eInvoicing solution.

- *eLending Solutions*- Core revenue from this line of business increased by 216% compared with the first half of 2002. The majority of the current quarter's revenue represented non-recurring professional services fees related to the implementation of mortgage service vendors and lenders onto the U.S. eLending platform.

Revenue for these three lines of business is dependent upon the continued adoption of our technologies and the successful marketing of our products by our distribution partners, mainly Bell Canada, Visa, Freddie Mac and other major institutions. The eFinance Solutions unit includes a number of solutions that are in early stages of development and as such continued to generate significantly lower *"earnings before under-noted items"* in the first half of 2003 than our eHealth Solutions unit.

eHealth Solutions, North America

This unit generated revenue of $122.1 million, or 49% of total revenue during the current period compared with $143.5 million, or 52% of total revenue for the corresponding period in 2002. Core revenue was $115.4 million for the current period, compared with $133.7 million for the corresponding period in 2002. The decrease of $18.3 million was due to a decrease in core recurring revenue of $9.0million and a decrease in core non-recurring revenue of $9.3million.

Lines of business

- eHealth Solutions (Canada) - This line of business experienced a 15% decrease in core revenue compared to the same period in 2002 due to lower non-recurring revenue. However, core recurring revenue increased by 22% compared to the same period in 2002 principally due to an increase in claims volume related to our initiative with the WSIB.

- eHealth Solutions (U.S.) – Revenue from this line of business decreased compared with the first half of 2002 mainly as a result of the non-renewal of two customer contracts, ending in July 2002 and April 2003, respectively, and from the impact of an unfavourable foreign currency exchange rate. The total revenue decreased by U.S. $4.8 million for the first six months of 2003 compared to the same period in 2002.

eHealth Solutions, North America, is in the process of expanding its product offering and continues to focus on operational excellence, improving customer satisfaction and on increasing sales to grow the revenue base. The negative impact of the foreign exchange affected principally eHealth Solutions and foreign exchange will continue to put pressure on revenue. We continue to see limited progress in our attempts to leverage our network of payors and providers to develop and sell eBusiness Solutions in the U.S. health care market. The eHealth Solutions business unit operates in mature markets and was the more important contributor to *"earnings before under-noted items"* in the first half of 2003 of our two business units, with the eHealth Solutions (U.S.) business line being, by a very large measure, the most significant generator.

Direct costs and gross margin

Three-month period ended June 30, 2003, compared with the three-month period ended June 30, 2002

	2003		2002	
Direct Costs	**$ millions**	**% of revenue**	**$ millions**	**% of revenue**
eFinance Solutions	17.9	27.8	22.9	35.0
eHealth Solutions	9.3	15.6	9.9	13.0
	27.2	21.9	32.8	23.1

	2003		2002	
Gross margin	**$ millions**	**Gross margin %**	**$ millions**	**Gross margin %**
eFinance Solutions	46.5	72.2	42.6	65.0
eHealth Solutions	50.3	84.4	66.5	87.0
	96.8	78.1	109.1	76.9

eHealth Solutions – Direct costs were virtually stable quarter over the quarter.

eFinance Solutions – The reduction in direct costs was principally caused by the reduction of direct costs related to the Bell Canada legacy contract.

Six-month period ended June 30, 2003, compared with the six-month period ended June 30, 2002

Direct Costs	2003 $ millions	2003 % of revenue	2002 $ millions	2002 % of revenue
eFinance Solutions	33.9	26.9	46.7	35.8
eHealth Solutions	18.8	15.4	18.6	13.0
	52.7	21.2	65.3	23.8

Gross margin	2003 $ millions	2003 Gross margin %	2002 $ millions	2002 Gross margin %
eFinance Solutions	92.1	73.1	83.7	64.2
eHealth Solutions	103.3	84.6	124.9	87.0
	195.4	78.8	208.6	76.2

eHealth Solutions - Direct costs were stable quarter over quarter.

eFinance Solutions - The reduction in direct costs was principally caused by the reduction of direct costs related to the Bell Canada legacy contract.

Expenses

	Three-month period ended June 30				Six-month period ended June 30			
	2003		2002		2003		2002	
	$ millions	% of revenue	$ millions	% of revenue	$ millions	% of revenue	$ millions	% of revenue
Expenses								
Operations	41.5	33.4	45.9	32.3	84.3	34.0	99.0	36.2
Sales & Marketing	12.1	9.8	16.1	11.3	24.0	9.7	38.6	14.1
Research & Development	9.7	7.8	19.1	13.5	24.0	9.7	47.5	17.3
General & Administrative	13.6	11.0	16.6	11.7	24.9	10.0	32.6	11.9
Total Expenses before:	**76.9**	**62.0**	**97.7**	**68.8**	**157.2**	**63.4**	**217.7**	**79.5**
Restructuring and Other charges	-	-	119.0	-	-	-	119.0	-
Total Expenses	**76.9**	-	**216.7**	-	**157.2**	-	**336.7**	-
Headcount	**2,026**		**2,292**		**2,026**		**2,292**	

Three-month period ended June 30, 2003, compared with the three-month period ended June 30, 2002

Overall expenses decreased by $20.8 million or 21% compared with the same period in 2002. The dollar and percentage decrease relate mostly to a reduction in headcount and related expenses resulting from the restructuring and cost-cutting initiatives we undertook in 2002. In the second quarter of 2002, we took a one-time charge of $119.0 million for the restructuring and other charges.

Six-month period ended June 30, 2003, compared with the six-month period ended June 30, 2002
Overall expenses decreased by $60.5 million or 28% compared with the same period in 2002 for the same reasons as described above.

Restructuring and other charges

As at June 30, 2003, the remaining unpaid balance of the restructuring provision taken in 2002 was $12.9 million, of which $8.3 million is included in accounts payable and accrued liabilities and $4.6 million is in deferred credits and other. The decrease of this balance was due to the payment of the restructuring costs during this quarter. Future payments will occur based on commitments already negotiated.

Depreciation

	Three-month period ended June 30 ($ millions)		Six-month period ended June 30 ($ millions)	
	2003	2002	2003	2002
Depreciation	5.4	6.3	11.1	13.1

As of January 1, 2003, we reviewed the estimated useful lives of certain assets. As a result of this review, the estimated useful lives of computer equipment and assets under capital lease were increased from three years to a maximum of five years.

The decrease in depreciation between the three-month periods in 2003 and 2002, of $0.9 million or 14% and between the six-month periods in 2003 and 2002, of $2.0 million or 15%, are the result of lower capital expenditures in both 2002 and 2003. The revision of the useful lives of certain assets represented a reduction in depreciation of $0.5 million for the three-month period ended and $1.0 million for the six-month period ended June 30, 2003.

Amortization of Intangibles

	Three-month period ended June 30 ($ millions)		Six-month period ended June 30 ($ millions)	
	2003	2002	2003	2002
Amortization of intangibles	8.0	8.4	16.0	24.4

The amortization of intangibles decreased by $0.4 million and $8.4 million in the three-month and six-month periods ended June 30, 2003, respectively. This decrease is due mostly to the write-down of intangible assets included in our restructuring and other charges in April 2002, partly offset by the acquisition of intangibles in the second half of 2002.

Interest

For the three-month and six-month periods ended June 30, 2003, the interest income increased by $3.8 million and by $6.7 million, respectively. These increases were mainly due to our tax loss monetization structure as described in *note 7* to the interim financial statements. Interest income related to our tax loss monetization was recorded in other current assets.

Income taxes

During the current three-month period ended June 30, 2003, the income tax expense was $4.6 million compared with an income tax recovery of $26.5 million for the same period of 2002. The difference was mainly attributable to the increase in net income before tax resulting from increased earnings from operations in 2003, the absence of restructuring and other charges recorded during 2002, and interest revenue generated from transactions entered into in connection with our tax loss monetization structure.

For the six-month period ended on June 30, 2003, income tax expense was $7.3 million compared with an income tax recovery of $42.5 million for the same period in 2002. This increase in income tax expenses was due to the reasons indicated in our three-month period analysis above.

Net income (loss)

Net earnings of $5.9 million or $0.06 per share generated for the current period ended June 30, 2003 represented an increase in profitability of $101.7 million compared with the second quarter of 2002. This increase was mainly due to the absence of restructuring charges of $119.0 million recorded in the second quarter of 2002, an increase of $8.5 million from *"earnings before under-noted items"* (excluding restructuring and other charges), reductions in depreciation expense and amortization of intangibles totalling $1.3 million, and a $3.8 million increase in interest income, partly offset by an increase in income taxes of $31.1 million.

Our net income for the six-month period ended June 30, 2003 was $10.7 million, an increase of $134.4 million compared to a net loss of $(123.7) million for the corresponding period in 2002. This increase was mainly due to the absence of restructuring charges of $119.0 million recorded in the second quarter of 2002, and a $47.3 million increase in *"earnings before under-noted items"* (excluding the restructuring charges), and partly offset by an increase in income taxes of $49.8 million.

Liquidity and capital resources

On June 30, 2003, we had $102.9 million in cash and temporary investments on hand compared with $107.0 million on December 31, 2002. In the second quarter of 2003, we increased our working capital by $9.2 million, resulting in a total working capital of $34.2 million for the period ended June 30, 2003. Since January 1, 2003, we have increased our working capital by $19.9 million.

	Three-month period ended June 30 ($ millions)		Six-month period ended June 30 ($ millions)	
	2003	**2002**	**2003**	**2002**
Cash flows from (used for) operating activities	6.1	9.2	18.3	(19.9)
Cash flows used for investing activities	(0.7)	(27.1)	(4.2)	(30.5)
Cash flows used for financing activities	(6.6)	(5.9)	(12.7)	(11.5)
Other	(2.8)	(0.4)	(5.5)	(0.4)
Decrease in cash position	**(4.0)**	**(24.2)**	**(4.1)**	**(62.3)**

Three-month period ended June 30, 2003, compared to the three-month period ended June 30, 2002

Compared to the corresponding period last year, cash flows from operating activities decreased by $3.1 million due to the payment of certain restructuring charges taken in 2002.

Cash flows used in investing activities were $0.7 million due to the addition of capital assets in the amount of $1.9 million, partly offset by the proceeds of the sale of an investment of $1.2 million. During the corresponding quarter last year, $27.1 million were used for investing activities due to additions to capital assets for an amount of $3.3 million and the acquisition of e-route Inc. and Admar Group, Inc. for a total of $24.2 million.

Cash flows used in financing activities were $6.6 million compared to $5.9 million for the corresponding quarter of 2002. Both amounts were related to the repayment of long-term debt.

For the three-month period ended June 30, 2003, the cash position was reduced by $2.8 million by a foreign exchange loss on cash in foreign currencies compared to $0.4 million for the same period last year.

Six-month period ended June 30, 2003, compared to the three-month period ended June 30, 2002

Compared to the corresponding period last year, cash flows from operating activities increased by $38.2 million due primarily to our net income from operations in the first six months of 2003 compared to our loss for the same period last year and partly offset by the payment of certain restructuring charges taken in 2002.

Cash flows used in investing activities were $4.2 million in the current period due mainly to the addition of capital assets in the amount of $5.4 million, and partly offset by proceeds on the sale of an investment, totalling $1.2 million. In the corresponding period last year, $30.5 million were used in investing activities due to the acquisitions described in our three-month period analysis above, and due to additions to capital assets of $8.4 million.

Cash flows used in financing activities of $12.7 million in the current period were due to the repayment of long-term debt. In the corresponding period last year, $11.5 million were used in financing activities due to an $11.9 million repayment of long-term debt, partly offset by $0.4 million received from the issuance of common shares.

The foreign exchange loss amounted to $5.5 million compared to $0.4 million for the same period last year.

Future accounting change

The CICA issued new *Handbook Section 3063, Impairment of long-lived assets.* This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in *Section 3061, Property, plant and equipment.* Effective January 1, 2004, the standards require the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. Management does not expect the adoption of the new standard to have a significant impact on its financial statements.

Outlook

The planned reduction in revenue related to the Bell Canada legacy contract, together with decreases in revenue from other non-core and exited products and the unfavourable impact of foreign exchange have continued to affect our revenue level. A stronger Canadian dollar relative to the U.S. dollar as well as lower revenue expectations from our eHealth Solutions (U.S.) operations are expected to negatively impact our core revenue for the balance of 2003.

We generated positive "*earnings before under-noted items*" and positive net income in the first half of 2003, in line with our expectations. The impact of the stronger Canadian dollar has had a significantly lesser impact on "*earnings before under-noted items*" and earnings per share than it has had on revenue or operating expenses, since the Company's revenue and related operating expenses are for the most part geographically aligned. During the balance of 2003, we should continue to see the effect of our restructuring initiatives and of our 2003 business plan on our profitability. We are also reviewing our various lines of products and businesses to ensure that they continue to meet our objectives. We will pursue our objectives of operational excellence and execution, cost control and growing sales with our distribution partners - all of which should help to strengthen our position in the eBusiness marketplace. We will also take advantage of current industry consolidation to seek strategic, internally funded acquisitions. They will have to fit within our existing businesses, leverage or complement their operations or strengthen our competitive position.

Forward-looking statements

Certain statements made in this MD&A are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; integration of past acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JULY 22, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

82-5206


BCE
Emergis


News Room

Monday, August 11th, 2003

News Releases 2003



BCE Emergis adds Nations Title Agency to Emergis® Vendor Services Exchange
Top independent title insurance agency's 61 offices to receive online orders from mortgage originators

Montréal (Québec) Canada - May 27, 2003 - Mortgage originators throughout the United States now have access to a larger network of online title products and service providers. BCE Emergis (TSX: IFM) today announced that Nations Title Agency is connecting with Emergis® Vendor Services Exchange, BCE Emergis' secure web-based solution for real-time placement, receipt and management of settlement service orders. Nations Title Agency's national network of real estate title insurance companies will be able to electronically connect with users of Emergis Vendor Services Exchange, including the originators who have access through Freddie Mac's *LoanProspector.com*. Through Emergis Vendor Services Exchange, mortgage originators can now electronically place title product orders with their choice of Nations Title Agency real estate title insurance companies in 41 states. They also benefit from a more streamlined process, increased data integrity and overall efficiencies-including real-time status updates. Emergis Vendor Services Exchange now connects to more than 20 companies that offer title products. Nations Title Agency is one of the top five independent title insurance agencies in the United States, with 61 state offices serving local lenders and a national service centre in Prairie Village, Kansas.

"Emergis Vendor Services Exchange continues to gain momentum in the mortgage industry," stated Gunnar Bergstrom, president of BCE Emergis eLending Solutions. "Nations Title Agency is a premier provider of real estate services in the United States, and a significant addition to the growing list of settlement service providers who recognize the efficiencies and cost savings BCE Emergis can bring to their business operations."

Emergis Vendor Services Exchange provides eMail status updates and the ability to track, manage and return fulfilled orders-enabling originators and service providers to streamline processes, reduce paper-based costs and improve quality control.

"Customizing customer solutions is our top priority at Nations Title Agency, and we continually strive to supply tools that will enable our employees to provide the best products and service in the country," said Kelly Kern, executive vice-president of Nations Title Agency. "Connecting to Emergis Vendor Services Exchange allows Nations Title Agency and our affiliated companies to better serve their current customers' evolving electronic processing needs."

Emergis Vendor Services Exchange was launched as a featured tool on Freddie Mac's *LoanProspector.com* in December 2002. Over 74 vendors and 18 lenders have joined Emergis Vendor Services Exchange, including leading service providers such as Stewart Title, General American Corporation, First American, CBC Companies, LSI, TALX and a la mode. It is the first of a suite of solutions that will leverage the company's eLending solutions platform for end-to-end paperless loan fulfillment, closing and storage.

"BCE Emergis is enabling lenders, brokers, vendors and other participants in the mortgage process to conduct their business with greater efficiency, accuracy and speed with Emergis Vendor Services Exchange," concluded Bergstrom.

About Nations Title Agency
Nations Title Agency and its family of real estate information companies is a national provider of residential title insurance, settlement, appraisal, foreclosure and REO management products and services. Nations Title accommodates centralized lenders through its national service center in Prairie Village, Kansas and has 61 local offices through out the United States. Nations Title is recognized as one of the largest independent title insurance agents in the industry, providing services to the origination and servicing sectors.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT MAY

27, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Lyne Beauregard
BCE Emergis Inc.
Media and Industry Relations
(905) 707-4062
lyne.beauregard@emergis.com

John Gutpell
BCE Emergis Inc.
Investor relations
(514) 868-2232
john.gutpell@emergis.com

Kelly Kern
Nations Title Agency
Executive Vice-President
(913) 383-8642 ext 1150
kkern@nationsholding.com


News Room


BCE
Emergis

Monday, August 11th, 2003

News Releases 2003

BCE Emergis' Associates for Health Care subsidiary expands local Wisconsin PPO network
Adds Dean Health System and St. Marys Hospital Medical Center to PPO
Doubles network in the Madison metro area



Montréal (Québec) Canada - June 3, 2003 - Beginning June 1, Associates for Health Care (AHC), a BCE Emergis company, will offer a greatly expanded network in the Madison metro area, making it one of the largest and most comprehensive regional and statewide preferred provider networks (PPO) in Wisconsin. AHC has added two key groups of providers to its PPO: Dean Health System and St. Marys Hospital Medical Center, including their joint venture, St. Marys Dean Ventures. Dean Health System has 750 providers operating in 75 clinic locations - including eye clinics, ambulatory surgery centres and a breast biopsy centre. St. Marys Hospital Medical Center offers a full range of inpatient and outpatient treatment and diagnostic services in family medicine and nearly all specialty areas. It is part of SSM Health Care of St. Louis, MO, which was recently awarded the first ever Malcolm Baldrige National Quality Award in health care. AHC, BCE Emergis' Wisconsin-based PPO, already includes University Health Care's more than 1,200 providers in 35 counties. By adding Dean Health System and St. Marys Hospital Medical Center, AHC will essentially double its network in the Dane County area.

"With the addition of Dean Health System and St. Marys Hospital Medical Center, we will be able to increase our regional focus and offer local payers more choices to meet their customer's health-care needs," said François Côté, president of BCE Emergis eHealth Solutions, North America.

AHC now counts more than 500,000 plan participants in Wisconsin and offers network coverage throughout the United States, via the Emergis™ Provider Network, as well as in Minnesota and upper Michigan. In 2002, AHC processed in excess of $1.25 billion US in referred charges to PPO providers.

BCE Emergis offers comprehensive cost management strategies that address not only non-network services like fee negotiation, but also network-based claims. Spanning rural, suburban and urban markets, BCE Emergis networks encompass 5,000 hospitals and 500,000 physicians. BCE Emergis also offers a full range of medical management services in the United States.

About BCE Emergis

BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT JUNE 3, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Lyne Beauregard
BCE Emergis Inc.
Media and Industry Relations
(905) 707-4062
lyne.beauregard@emergis.com

John Gutpell
BCE Emergis Inc.
Investor relations
(514) 868-2232
john.gutpell@emergis.com

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82-5206


BCE
Emergis


News Room

Monday, August 11th, 2003

News Releases 2003

BCE Emergis to provide national health care coverage to Southern California Carpenters' over 22,000 eligible members

Emergis™ Shared Savings Program and Emergis™ Fee Negotiation Services to reduce insurance costs for self-funded trust



Montréal (Québec) Canada - June 4, 2003 - Members of the Carpenters Health and Welfare Trust for Southern California now have access to more options for health care services throughout the United States. In an agreement announced today, BCE Emergis (TSX: IFM) will be offering provider discounts through the Emergis™ Shared Savings Program and additional cost savings through Emergis™ Fee Negotiation Services to some 22,000 eligible lives covered under one of the largest unions in the United States, the Carpenters Health and Welfare Trust for Southern California. The two cost containment services will complement the union's existing health plan, as well as reduce the cost of out-of-network claims. The Emergis Shared Savings Program acts as a secondary, or "wrap" network, to enable the application of discounts on claims from out-of-area or out-of-network providers. Emergis Fee Negotiation Services uses expert medical, financial and managed care industry professionals to negotiate non-contracted savings. The one-year, renewable agreement is BCE Emergis' 39th union client. BCE Emergis will receive a percentage of savings generated through the two services.

"BCE Emergis has a great track record of working with unions to improve benefits while controlling costs," said François Côté, president of BCE Emergis eHealth Solutions Group, North America. "We understand that the scope of their needs goes beyond state lines and our networks offer the necessary resources to meet these requirements while providing considerable cost savings - an important factor for self-funded organizations such as the Carpenters Health and Welfare Trust for Southern California."

With BCE Emergis' nationwide coverage, union members gain access to an entire network of out-of-state providers that have agreed to offer discounted services - an added safety net for travelling union members or retirees who move to other states. Union members with dependants studying in other states can also benefit from BCE Emergis' broad provider network. The cost of out-of-network claims not covered through the shared savings program can be managed with targeted fee negotiation.

"We do our best to limit our members' out-of-pocket expenses, even if they go outside of our primary network due to an

emergency, or for any other reason," said Ron Schoen, administrator for the Carpenters Health and Welfare Trust for Southern California. "So we are very pleased with BCE Emergis' ability to deliver discounts on claims from out-of-network providers through the Emergis Shared Savings Program, and to manage the cost of non-network claims through direct fee negotiation."

BCE Emergis offers comprehensive cost management strategies that address not only non-network services like fee negotiation, but also network-based claims. Spanning rural, suburban and urban markets, BCE Emergis networks encompass 5,000 hospitals and 500,000 physicians. BCE Emergis also offers a full range of medical management services in the United States.

About BCE Emergis

BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT JUNE 4, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Pierre Bouchard
BCE Emergis Inc.
Corporate Communications
(514) 868-2361
pierre.bouchard@emergis.com

John Gutpell
BCE Emergis Inc.
Investor relations
(514) 868-2232
john.gutpell@emergis.com

82-5206


BCE
Emergis
News Room

Monday, August 11th, 2003

News Releases 2003



BCE Emergis eHealth Solutions (U.S.) adds more than 50 years of health care experience to its management team

ROCKVILLE, Md. - (July 3, 2003) - BCE Emergis (TSX: IFM) has appointed two new executives to its eHealth Solutions (U.S.) unit: Gregory Dykes to senior vice president of care management and president of National Health Services (NHS), and David (Wally) Ward to senior vice president of network operations and project management office. Dykes and Ward bring more that 50 years of experience in the managed care industry to the company's leadership.

"I am very pleased to welcome Gregory and Wally to BCE Emergis," said François Côté, president of BCE Emergis eHealth (U.S.). "Their industry experience and knowledge will build on our management team's strengths and help position us for revenue and market share growth."

Gregory Dykes, senior vice president of care management and president of National Health Services (NHS)
Gregory Dykes will head up the BCE Emergis subsidiary, NHS, and focus on managing quality, improving processes and growing market share for the company's one-stop medical management solution. Dykes replaces Connie Clark who recently left the company to pursue other opportunities.

Gregory Dykes joins BCE Emergis from Preview Limited, LLC, a start-up venture supplying fraud and abuse risk-reduction solutions to the health care industry, where he was chief executive officer. Previous to his appointment at Preview Limited, Dykes held several senior management positions with health care services companies including Peer Review Systems, the National Health Quality Council and Heath Care Review Inc. Dykes's strong background in clinical quality metrics and proven track record in achieving financial and operational goals will ensure his success in executing BCE Emergis' strategy of operational excellence. Dykes holds a bachelor of science in public health from the University of Massachusetts.

David (Wally) Ward, senior vice president of network operations and project management office
In this new position, Wally Ward will focus on improving the quality and efficiency of all eHealth (U.S.) network services operations and provider network development functions to increase value and drive up top line growth. He will work closely with Dale White, who remains responsible for sales, product marketing and client service functions.

Prior to joining BCE Emergis, Ward was a managed care consultant, providing counsel to payers and providers with contract negotiation analysis and support, financial management and analysis, operational issues and strategic planning. Ward boasts 20 years of industry experience including senior management positions with leading consultancy Cap Gemini, Ernst & Young LLP, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of the National Capital Area, Capital Care, and Equicor Health Plan. Ward earned a bachelor of arts in accounting from North Carolina State University.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

For additional information:

Lyne Beauregard **John Gutpell**

BCE Emergis Inc.
Media and industry analyst relations
(905) 707-4062
lyne.beauregard@emergis.com

BCE Emergis Inc.
Investor relations
(514) 868-2232
john.gutpell@emergis.com

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BCE Emergis
News Room

Monday, August 11th, 2003

News Releases 2003



BCE Emergis eHealth Solutions (U.S.) awarded URAC HIPAA privacy accreditation
Among first to receive official recognition

ROCKVILLE, Md. (July 10, 2003) - BCE Emergis (TSX: IFM) today announced that its eHealth Solutions (U.S.) unit has been awarded HIPAA Privacy Accreditation by URAC, a leading health care accrediting organization.

"We're very proud to be among the first organizations to have earned this prestigious accreditation," said François Côté, president of BCE Emergis eHealth (U.S.). "BCE Emergis has built a strong HIPAA privacy compliance program because we believe in the importance of safeguarding our clients' personal health information. Our URAC accreditation will drive home this commitment with our clients."

BCE Emergis eHealth U.S. offers integrated solutions that connect health care payers, providers, employers and other plans sponsors, and their members to reduce claims and administrative costs, and enhance value- while facilitating access to quality, cost-effective health care. The URAC HIPAA Privacy Accreditation encompasses all of BCE Emergis' cost containment solutions in the United States, including those offered through its National Health Services (NHS) and Associates for Health Care (AHC) subsidiaries.

Garry Carneal, URAC president and CEO, said, "By applying for and receiving URAC accreditation, BCE Emergis has demonstrated a commitment to quality health care. Quality health care is crucial to our nation's welfare and it is important to have organizations that are willing to measure themselves against national standards."

URAC is a leader in the accreditation of health and managed care organizations. Founded in 1990, URAC currently offers more than 16 accreditation programs that span a broad spectrum of health care services. URAC has issued over 2,300 accreditation certificates to more than 500 health care programs. URAC-accredited organizations do business in all 50 states, the District of Columbia, Puerto Rico and Canada, and provide services to more than 150 million people. URAC accreditation standards are recognized nationally as providing the benchmarks for quality in managed care organizations.

"HIPAA compliance is one of the great challenges facing health care organizations," added BCE Emergis HIPPA

compliance officer Suzanne Black. "We proactively implemented a HIPAA privacy compliance program to ensure our clients know that BCE Emergis is a Business Associate that they can trust."

About BCE Emergis
BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the annual information form and annual report (management discussion and analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT JULY 10, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Lyne Beauregard
BCE Emergis Inc.
Media and industry analyst relations
(905) 707-4062
lyne.beauregard@emergis.com

John Gutpell
BCE Emergis Inc.
Investor relations
(514) 868-2232
john.gutpell@emergis.com

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News Room

Monday, August 11th, 2003

News Releases 2003

BCE Emergis renews five-year agreement for CareNET e-commerce services

MONTREAL (July 21, 2003) - BCE Emergis (TSX: IFM) has renewed a five-year agreement with CareNET Services Inc. to provide its 1,600 suppliers and 287 member hospitals with messaging and collaboration tools that lower distribution and handling costs, and increase procurement transaction efficiency.

"Our relationship with CareNET has been very successful over the past 13 years," says Miriam Tuerk, president of BCE Emergis eBusiness Solutions, "and we are delighted that CareNET has chosen to renew our agreement and build on our accomplishments."

With the BCE Emergis messaging and collaboration tools, CareNET members and suppliers can transfer orders, acknowledgements, invoices and payments in a standard data format. The universally accessible format improves processes by allowing businesses to connect and transact with one another, and reducing costs throughout the health care supply chain. The result is more efficient procurement transactions: quotations, contracts, orders, order acknowledgements, advance ship notices, invoicing and payment.

"With BCE Emergis technology at work, CareNET is well on its way to mapping the electronic commerce universe for the health care community in Canada." says CareNET secretary Denise Shoesmith. "We look forward to expanding the benefits that CareNET can deliver to its members with BCE Emergis."

The announcement also follows Medbuy's early June launch of a new e-commerce supply chain initiative that will use BCE Emergis as a single transaction gateway to establish a standard industry messaging and communications channel between hospitals and suppliers. Leveraging the existing BCE Emergis application programming interfaces (APIs) with hospitals via its members that are also CareNET participants, Medbuy has deployed a supplier approval and adoption project that will provide state of the art reporting tools to its member hospitals.

"There has never been a greater need for an efficient network in health care procurement," adds Tuerk. "With CareNET, BCE Emergis can deliver supply chain efficiencies through a single process and a single point of integration

between health care providers and their suppliers."

About CareNET
CareNET Services Inc. is an association of Canadian health care providers and suppliers promoting, educating, facilitating and supporting the use of electronic commerce. CareNET's goal is to improve business processes and reduce costs throughout the health care supply chain.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JULY 21, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Lyne Beauregard
BCE Emergis Inc.
Media and industry analyst relations
(905) 707-4062
lyne.beauregard@emergis.com

John Gutpell
BCE Emergis Inc.
Investor relations
(514) 868-2232
john.gutpell@emergis.com

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News Room

Monday, August 11th, 2003

News Releases 2003


RECEIVED
AUG 2003
WASH. D.C.
SECTION

BCE Emergis tops $40 billion US of processed invoices
Strong adoption drives success of Emergis® e-Invoicing

MONTREAL (July 22, 2003) - BCE Emergis (TSX: IFM) today announced that it has processed more than $40 billion US in invoices through Emergis® e-Invoicing as of June 2003.

"We're pleased to be celebrating this milestone achievement in Emergis e-Invoicing history," says Alan Neely, president of BCE Emergis ePayment Solutions. "In just three short years, we've established BCE Emergis as a leader in electronic invoice presentment and payment."

Based on its track record, BCE Emergis understands that adoption best practices and tools are critical to driving trading partner registration and usage of e-Invoicing. BCE Emergis already has 31 clients signed up for Emergis e-Invoicing. Strong adoption with several key clients was integral to successfully bringing more than $40 billion US worth of invoices and $7 billion US in payments online. And, with the introduction of its buyer focused solution - Emergis® e-Invoicing for Payables — this past May, BCE Emergis now offers a full suite of solutions that addresses both sides of the buy and sell equation.

"The impetus is strong to adopt online invoicing because everyone wins," says Gartner research associate Avivah Litan. "Billers are pleased because they can save considerable sums of money - an average of about $10 million US annually — and customers benefit from interactive collaboration tools like online dispute resolution."

Business-to-business e-Invoicing across all channels will continue to rapidly accelerate during the next five years and will triple from 20 per cent of volume in 2001 to greater than 60 per cent in 2005, according to Gartner, Inc.[1]

"People are using e-Invoicing to improve their business processes in significant ways. Early adopters now say they can't live without this innovation in their business," concludes Neely. "The early ROI projections have now become fact."

About BCE Emergis

BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

[1] Litan, Avivah. "B2B E-Invoicing Increasing, but Internet Traffic Slowing" Stamford: Gartner, January 9, 2002.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JULY 22, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Lyne Beauregard
BCE Emergis Inc.
Media and industry analyst relations
(905) 707-4062
lyne.beauregard@emergis.com

John Gutpell
BCE Emergis Inc.
Investor relations
(514) 868-2232
john.gutpell@emergis.com